Exhibit 10.1

Senetek PLC

Moderator: Frank Massino

September 5, 2008

11:00 a.m. CT

Operator:	Good afternoon, my name is (Tamika) and I will be your conference operator today. At this time I would like to welcome everyone to the Senetek shareholder’s conference call. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question press the pound key.

This conference call is being provided for informational and discussion purposes. It is not intended to provide and should not be relied upon as investment advice or an option regarding the appropriateness or (stability) of any investment.

Nothing herein should be construed to be an operative sale or a solicitation of an offer to buy any securities. This discussion will contain forward-looking statements regarding future events. These statements are just predictions and are subject to risk and uncertainties that could cause the events – the actual results to differ materially.

These risks and uncertainties include failure to get regulatory approval of our product candidacy, market acceptance, (inaudible) products, management of our rapid growth, risk of regulatory reviews and clinical trials, intellectual property risk, and the need to acquire additional products.

We would like to refer our audience to the documents that Senetek files from time-to-time with Securities and Exchange Commission. I would now like to turn the call over to Frank Massino, Chairman and Chief Executive Officer of Senetek, PLC.

Frank Massino:	Thank you, (Tamika). Good morning, everyone. Thank you for participating in today’s shareholder teleconference. We have many important topics to discuss and I will begin with our Research and Development projects, first commenting on our RNAi Treatment Sequence for Brain Cancer, the 5th leading cause of death with nearly 15 people in every 100,000 individuals being stricken by this fatal disease. To date, 70 patients have received treatment in Poznan, Poland with great success . . . . . some living a normal life four years past surgery. . . . . a remarkable achievement when conventional therapy prolongs life only in terms of months. On average this new technology increases prolongation of life around 20% compared to conventional therapies and . . . . . most sensationally . . . . . in several individual cases the patients seem to completely recover. We have made a commitment to place a project manager on site in order to enlist more patients and track results and have agreed to transfer the technology to another institution in order that the results be shown to be reproducible. This investment is modest in comparison to its vast potential . . . . . and there is the possibility of expanding this technology to treat other forms of cancer. Our objective here remains with finding a big Pharma Partner.

The next project update is on PA100, another compound acquired from the Polish Academy of Sciences. This compound is derived from the apple and has been safety tested in humans meeting all requirements for filing an Investigational New Drug Application. In cell cultures, in triplicate testing, PA100 was found to be especially effective in improving Cell Attachment Frequency. Specific wound healing cell culture tests showed that PA100 dramatically increases cell migration and subsequent collagen contraction - all to facilitate fast wound recovery. Therefore, the initial human clinical trials will be targeted for the treatment of wound healing, specifically superficial cuts. Our immediate commercialization plans for this product would be aimed at the Over-the-Counter market.

In order to understand and appreciate the progress and advancement on Pyratine-6™ development, it is necessary to comment on the success that has been documented throughout physician offices throughout the country . . . . . there are several thought leaders currently endorsing Pyratine-6™ without any relationship or ties of any kind to Senetek, truly the mark of a very effective product. These successes place a significant and substantial value on Pyratine-6™, which shall be enhanced with full marketing support . . . . . which we will comment on a little later in the Q&A session along with discussing Pyratine-6™’s value for the rest of the world . .

Pyratine-6™ contains 0.1% concentration of the active and is ideally suited for the treatment of photodamaged skin. As you know, we have also initiated testing for a higher concentration of the active, 0.125%, for those patients suffering from Acne Rosacea, a disease with unmet treatment needs . . . . . the initial results are resoundingly successful. In fact, upon termination of the scheduled 12 week study, the majority of patients petitioned that we continue treatment. A conclusion was reached by the investigators that the results indeed merited that we extend the treatment period to a full year. The initial 12 week study results have been recently accepted for publication in the Journal of Drugs in Dermatology and should be released in December or January.

This specific concentration of 0.125% will be launched at the American Academy of Dermatology meeting in San Francisco in early March, 2009 under the brand, Pyratine-XR™. Pyratine-XR™ will be positioned specifically for reducing redness in patients exhibiting clinical redness, in particular, the Acne Rosacea patient.

The newest candidate is 4HBAP, being trademarked Procura™ . . . . . the initial test results for this compound found Procura™ to be extremely effective in the treatment of coarse wrinkles and skin roughness while significantly reducing acne lesions. These results are most impressive as coarse wrinkles and skin roughness are the two most difficult parameters in which to measure success. In fact, the only approved prescription product for the treatment of photodamaged skin, Renova®, did not produce significant clinical improvement in the treatment of coarse wrinkles. Procura is slated to begin clinical trials for the treatment of acne vulgaris in the fourth quarter.

It is noteworthy to mention the findings of a study recently completed by two prominent marketing professors from Emory University and the University of Southern California which focused on R&D expenditures at 69 publicly traded companies in 19 technological categories from 1977 through 2006. The professors attempted to measure the benefits of R&D and its corresponding effects on stock price, comparing the selected companies which were substantially engaged in R& D to companies that were essentially void of R&D . . . . . their findings supported the axiom that innovation has its rewards and can come early in the lifecycle of an R&D project.

It is with this in mind that we have hired Michael Rogers and Associates as our Public Relations firm for the Pyratine-6™ launch and corporate matters with a focus on presenting our technologies to the market.

In our announcement of this teleconference, we noted that we would address our capital restructuring plans. Bill O’Kelly, our Chief Financial Officer will speak to this later but first, I would like to impress upon you the most highly undervalued asset in Senetek’s portfolio . . . . . Invicorp®. We have received in writing from the Ardana bankruptcy administrators the good news that Invicorp® for Europe is now officially Senetek’s property. We have reached terms for the EU market which would call for a seven figure upfront payment plus royalties on net sales . . . . . however, I must caution you that no agreement has been signed and we do not expect to do so until late in the fourth quarter. The upside . . . . . and thus confident that such a deal will be finalized, is that we have been in discussions with three different companies who all concur to Invicorp®’s value for the European Union.. In addition, we have reached terms with Plethora for the territories of BARIC . . . . . Brazil, Argentina, Russia, India and China which will call for an undisclosed upfront sum plus royalties.

The value of Invicorp® has been documented with the recent financing of a portion of Plethora’s future Invicorp® revenue stream by Paul Capital, a $4 billion private equity firm and an industy leader in healthcare financing. This validation certifies the value of Invicorp® and opens the door for the potential of monetizing our own revenue stream much in the fashion of our deal with Valeant Pharmaceuticals. Plethora’s projections for Invicorp® sales in the US ramp upwards of $200 Million in year two of launch . . . . . . . if reached, this would throw off in excess of $20 Million annually to Senetek or an additional $2.50 per share. . . not to mention multi-million dollar milestone payments.

I will now turn the call over to Bill O’Kelly for a review of financial results and administrative topics.

Bill O’Kelly:	Thank you, Frank. Our operating results for the second quarter of 2008 were in line with previously set expectations.

Total revenues for the second quarter of 2008 were $691,000, compared to revenues of $441,000 in the first quarter of 2008. The quarter over quarter revenue increase came from higher license fees for monoclonal antibodies and higher revenues from sales of skin care products. We expect skincare revenues to continue to move higher for the balance of the year 2008 as we re-launch Pyratine-6™ into the physician market later this month.

We reported net income of $257,000 or $0.03 per share for the second quarter of 2008. Net income included $1,125,000 in settlement with Triax Aesthetics which was recognized as other income.

We ended the second quarter of 2008 with $17.8 million in cash. We are debt free and our cash position will remain very strong in 2008 and beyond. We will continue to be financially well positioned as we execute on our strategy.

Looking ahead, we are faced with both significant opportunities and market challenges.

In skincare, we see evidence that the current economic downturn has had a real effect on the high end market for aesthetic products and procedures. Many of our competitors, including Valeant Pharmaceuticals, have recently downsized their sales forces and scaled back marketing activity. Obagi Medical Products, a provider of topical aesthetic products, recently revised published financial guidance. In the face of this, we remain bullish on Pyratine-6™. As Frank previously mentioned, there are several thought leaders in dermatology currently endorsing Pyratine-6™ without relationships or ties to Senetek of any kind. We will relaunch Pyratine-6™ in the physician market later this month and we expect to reach a $10 million annual run rate in U.S. product sales by December 2009. We are also engaged in preliminary discussions on several international fronts to out license Pyratine-6™.

As we progress toward 2009, Invicorp® is moving from an economic possibility to an economic probability. Our U.S. licensee, Plethora Solutions has informed us that they remain on target for marketing authorization in the United States in the fourth quarter of 2009. This marketing authorization will bring an initial seven figure milestone payment and will mark the beginning of a significant revenue stream to Senetek that will include license fees from the US and other geographies. Plethora expects to secure an extension of the patent and to capture market share that will result in the performance to Senetek previously outlined in Frank’s opening comments. Our present market capitalization has no consideration for the value of our Invicorp® investment. All indications currently point to real and substantial return on the Invicorp® investment beginning in 2009.

Reliaject®, the Senetek developed autoinjector that was sold to Ranbaxy in 2006 subject to a retained royalty interest, continues to progress toward commercialization. Ranbaxy has made a multi-million dollar investment in the infrastructure to house product manufacturing and expects to be ready for commercial filing in six months. Ranbaxy is pursuing or considering FDA approval on several fronts. We conservatively estimate that we will begin to realize royalty income and milestone payments for Reliaject® in mid to late 2010.

As we move past the relaunch of Pyratine-6™ in the 3rd quarter, we will publish more detailed financial projections. Overall, we expect that our strategic research and development investments and the launch of Pyratine-6™ will result in a net loss for the year 2008 and an approximate cash position at 2008 year end of $16.5 million or $2.18 per share. For 2009, a conservative outlook is for a small profit and neutral to slightly positive cash flow. Beyond 2009, Invicorp® and the maturation of the skin care business model will move us toward sustained profitability and cash flow.

Turning to administrative matters,

In June, the Board of Directors of Senetek approved a resolution to reclassify components of the Company’s capital accounts. This reclassification, which has no net financial impact on the Company, will allow Senetek, at the discretion and approval of the Board of Directors, to pay dividends or repurchase stock up to the level of the positive balance in adjusted accumulated earnings. This amount stood at $11.7 million on June 30, 2008. The reclassification is subject to shareholder and English court approval and will be included as a special resolution in the proxy for the 2008 Annual General Meeting scheduled for December 16. In absence of the approval of this resolution, the Company can not repurchase stock or pay dividends.

Over time, companies that repurchase shares have beaten the market by about 3 percentage points a year. Share repurchase programs offer a simple and structured exit program for many investors and do not result in tax liability for ongoing shareholders. Repurchase programs are particularly attractive where stocks are significantly undervalued in the market. Management believes this to be currently true for Senetek.

Dividends offer the opportunity for a cash return to all investors. Dividends are not currently being considered but may be in the future depending on cash position and business strategy.

The Board of Directors and Senetek management favor the proposed equity reclassification and urge all shareholders to support the proposal. Further details will be included in the annual proxy to be mailed in November.

Finally, In August, the Board of Directors appointed the Vice Chairman to head a process to review the nominations of potential candidates for the Senetek Board. In addition to the Vice-Chairman, the two independent Board members will also participate in the review and recommendation process. In the interest of good corporate governance, Frank Massino, the Chairman and Chief Executive Officer of Senetek will not participate in the recommendation phase.

The committee expects to have a short list of qualified candidates for review and consideration at the next Board meeting.

That completes our opening comments. We will now open the floor to a few questions. (Tamika)?

Operator:	If you would like to ask a question, press star one on your telephone keypad. We will pause for a moment to compile the Q&A roster.

Please hold while we …

Frank Massino:	And (Tamika), if there are no questions, I do have several other things I would like to share with the group. I can go ahead and speak at this point in time.

Operator:	… Yes, Sir.

Frank Massino:	I wanted to let everyone know that we are having a difficult time as members of management and the board of directors in buying shares, because we have a limited window. So just recently I have approached the board to take a percentage of my salary in stock in lieu of cash, allowing me to obtain stock outside that limited window.

I want you to know that we definitely believe in Senetek. We are as Bill said, in discussions with several international companies on Pyratine-6™ and Procura™. We are not going to be doing licensing deals, because I sincerely believe that it is important for us to establish our own identity and to operate on our own legs financially.

But we are looking at the potential sale of the asset very much like we did with Kinetin and Valeant. So we feel very confident that the cash resources in the future and the near-term are outstanding for Senetek.

The projections that I gave you with regards to Invicorp® are not the projections of Senetek. They are the projections of Plethora. And they are conservative, and for the U.S. only. We have double-digit royalties. I did not give you the exact royalty because that would be in violation of our agreement. But it is a very attractive proposition, and you should understand that is why I propose to take a portion of my salary in stock if that is approved.

The key here is that Mr. Williams, Mr. Dukes, et cetera have tried to buy stock. Recently, I put an order in for 20,000; I could only come up with 5,000. So the fact is, there is interest out there. We have been approached on a couple occasions by independent groups legitimately interested in purchasing Senetek at a range of $2.00 to $2.50 a share.

And as you can tell, we think the value is higher. So we are very confident.

I see that there are two callers in the queue.

Operator:	Yes sir.

Frank Massino:	You want to go ahead and begin?

Operator:	Your first question comes from the line of Richard Sandefur.

Richard Sandefur:	Good morning, Frank.

Frank Massino:	Good morning, Richard.

Richard Sandefur:	I just wonder if you could offer a few comments about updating the web site and also about the public relations campaign that we will be seeing in the near future.

Frank Massino:	Yes. First, I want to thank you for bringing to our attention an oversight on the web site.

We hired Michael Rogers & Associate Public Relations. And I just want to let everyone know that Michael Rogers & Associates is comprised of a team of publicists with extensive experience, particularly with skincare products.

And we are not just getting one guy. We are getting a guy with his name on the door. He has got corporate PR experience as well. Michael’s group, and he in particular, are going to help start shaping Senetek’s corporate communications, the messaging and the strategy. One of the first things we will do, we will review the web site with his thoughts in mind.

You should also know that his emphasis initially will be on Pyratine-6™ to get that product out into the market and get awareness. He is also seeking a corporate communication publicist with experience and a rolodex of business publication contacts to work on Senetek. Not to say that Michael has not also had that experience.

He has worked with PR with QVC and he has just recently got a full-page article for a fashion client in the “Wall Street Journal”. He has done the same in the “New York Times”, “USA Today”, “Forbes”, “Wired”, “Fast Company”, “Business Week” and “News Week”.

So we feel very confident with Michael on board. The key is that we are trying to time a major PR event and media program with our launch. We mentioned that we are going to look forward to a launch in the latter part of this month. It probably will extend into October.

But we are amassing the names of many of the beauty editors, and you should be looking for print and publication on Pyratine-6™ in publications such as “Allure”, “New Beauty” and others as we move towards the launch of Pyratine-6™.

Richard Sandefur:	OK that sounds good. So eventually this might evolve into a public relations investor relations sort of campaign for a broader audience rather than just the Pyratine-6™ audience.

Frank Massino:	Absolutely. Without question. We are definitely strategizing; refining the corporate message. We want to promote Senetek as well as promote Pyratine-6™.

We are a leader in the development of skincare and dermatological products. I just mentioned a few of them today, PA100 and Procura™. These are in the pipeline. We have many other compounds that look extremely exciting and we want to establish Senetek’s brand. Not only Pyratine-6™, but also Senetek.

And the reason we say that is because physicians and their staff quite frankly, buy stock. They would be perfect as investors in Senetek.

Richard Sandefur:	Sounds good, thank you.

Frank Massino:	Thank you.

Operator:	Your next question comes from the line of Tom Seymour.

Frank Massino:	Hello, Tom.

Tom Seymour:	Yes. Couple of questions for you, two different things that I want to get clarified. On the European rights for Invicorp®, now we have that back you mentioned, but can you give us any little update on how far along we are on any European approvals, how far Ardana got us? What could you tell us on that?

Frank Massino:	Yes, I can. First of all, I will start with the marketing and commercialization of Invicorp™ for Denmark, where they were selling it.

Tom Seymour:	Yes.

Frank Massino:	Invicorp® has made a tremendous impact in Denmark. In fact, there are four to five calls a day from physicians looking to purchase Invicorp™, and unfortunately we were let down by our friends at Ardana when they ran out of stock.

We are working with Plethora because they have manufacturing of Invicorp™ in the queue and hopefully we get it back into the market quite quickly. But the acceptance is truly excellent. And you have to understand that the alternative therapies are coming back. There is a lot of failures with some of the oral compounds, and some of the alternative therapies such as Caverject™ are very painful.

So we really want to protect our commercialized interest in Invicorp™. Although Denmark is not a major country, as far as the mutual recognition process, it is still in the queue at Denmark. But the companies that we’re working with that have looked at it; they feel they are going to have to redo much of the filing.

In other words, we don’t think that the package is totally complete. And we are addressing that with the Danish Medicines Agency. They are the ones that are going to have to endorse it before it goes to other EU countries.

We do feel that there is going to be a slight delay. In fact, I will tell you that the optimism with regards to Invicorp™ at this point in time lies with the United States, because Plethora is extremely committed. They are extremely bullish that they will be in the U.S. with Invicorp™ at the end of 2009.

So there is going to be a delay, Tom, in the EU. But the good point is that we are negotiating up front monies for the re-license. We do have more than one company that has agreed to the terms. I will tell you, and particularly if Plethora is on the line, Plethora is our choice right now, because their chief scientific officer and co-founder of the company, Dr. Mike Wyllie, was the person responsible personally and professionally for Viagra. So we have the right team there.

Tom Seymour:	So potentially Plethora could also have the European market.

Frank Massino:	It is very possible. That is correct.

Tom Seymour:	OK.

Frank Massino:	Yes.

Tom Seymour:	The other question I had, and either for you or for Bill, maybe would want to answer. You were – Bill was talking a little bit about the possible share buyback and approval for dividend. And of course I have asked in past calls about this buyback, I am very interested in it.

I understand we would yet need the court in (England) to approve, and then the shareholder approval in the December vote. If you could clarify which step happens first, and outline maybe a timetable that if the court approves at such-such a time, if the shareholder approves such-such a time . . .

Frank Massino:	Right.

Tom Seymour:	When it would happen, and give a scale, some idea of how many shares or how many dollars we might be thinking about it you can say.

Frank Massino:	Bill will answer all those questions.

Tom Seymour:	OK.

Frank Massino:	I just want to go ahead and state one thing because I don’t want people to walk away with a misunderstanding.

Tom Seymour:	OK.

Frank Massino:	We are not going to be issuing dividends unless the time is right. We have got to look at the best use for the money that we have. We have a lot of research projects. Just so everybody understands for example, with the Polish Academy of Sciences, we haven’t put a penny into that program at this point in time. We are going to start being a little more active in that respect, but ultimately we want to sign a big pharma partner.

We have other compounds we want to accelerate the development of. So the fact of the matter is that we will strategically look at the opportunities. We will use our cash in the best possible manner to increase shareholder value. We do believe that the buyback is one of the best things. And we haven’t yet earmarked an amount.

And as far as dividends, we just don’t think it’s the right thing to do it at this point in time. It would be smart to get it right . . .

Tom Seymour:	Do all this together.

Frank Massino:	Well, yes. Because at some point in time, those numbers add up. Again, you have the endorsement of another company on the value of Invicorp®, and the endorsement of Paul Capital, a $4 billion investment firm that is a healthcare expert. They wouldn’t put this money into Plethora if they weren’t firm believers in it.

So we do have endorsement in that respect. At this point, I think Bill, you should probably chime in.

Bill O’Kelly:	Sure. We can, from an administrative perspective, run the court approval and shareholder approval process concurrently up to a point. But we do need shareholder approval before the courts will make their final consideration.

The timing that we are looking at from our solicitor’s perspective is an approval on December 16th for the resolution. Then it would be about a month to six weeks after that, that we would run the process through the UK courts and get the final approval. So mid Q1 2009 would be probably a good timeline to look to.

In terms of the numbers that we are contemplating, as Frank mentioned at this point in time, we don’t have any hard and fast thought in mind with regards to that. A lot of it is going to be dependent upon the price and upon our strategy. There are also rules and regulations about the numbers of shares that we can buy, and how we buy them, whether we buy them in blocks privately or publicly.

So I think the answer to that is that the intent is there. The actual logistics will become more apparent as we move forward.

Tom Seymour:	OK. So we are onboard for that. Those were my questions. I would just add that gentlemen, for those of us that have been shareholders for a long time as I have been, it has been kind of a long journey, but I do feel more optimistic as a shareholder than I have ever been, and I definitely like what I am hearing today. So you guys please keep up the good work.

Frank Massino:	I appreciate it, Tom. I will also say that and quite frankly, proof is always in the pudding. You can look forward to these things.

We do have a several investment groups I think that will start making investments in Senetek.

Secondly, there is a research report that will be published in the near future. Once we get that we will get it up on our site as a link, so you can see that people are taking an interest in Senetek.

The other thing is that the strategy definitely is to have our own sales and marketing organization because we have had some bad experiences with some partners. We are very fortunate to have also had good partners like Plethora, and Valeant.

We feel that we are going to execute and put this altogether. As Bill mentioned, we are over $2.00 a share just on our cash value. Add in the Invicorp™ contract just for the U.S. alone. And we are bullish on our anti-aging compounds and skincare compounds for Asia.

So we are pretty excited. It is a no-brainer for me want stock. I can’t buy it. I mean it is just incredible. I have got orders in right now, and I just can’t get any.

I just got a note from the operator that there are no other questions in the queue. Feel free to contact myself or Bill if you have a future question. And I look forward to the next call. Thank you very much.

Operator:	This concludes today’s conference. You may now disconnect.

END